Exhibit 99.3

POLYPID LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Tal Vilnai, Secretary and General Counsel of PolyPid Ltd. (the “Company”), and Ms. Orna Blum, Assistant Secretary and Legal Counsel of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on June 25, 2025 at 2:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

POLYPID LTD.

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: June 25, 2025

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect Kost Forer Gabbay & Kasierer, Certified Public Accountants, as the independent registered public accountants of the Company, and to authorize the Company’s Board of Directors to determine their compensation, until the next annual general meeting of the Company’s shareholders, as set forth in Proposal No. 1 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To adopt the following resolutions, as set forth in Proposal No. 2 of the Proxy Statement:

2.1	To re-elect Ms. Dikla Czaczkes Akselbrad as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2	To re-elect Prof. Yechezkel Barenholz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3	To re-elect Mr. Joseph BenAmram as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.4	To re-elect Mr. Nir Dror as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.5	To re-elect Mr. Yitzchak Jacobovitz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.6	To re-elect Dr. Itzhak Krinsky as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.7	To re-elect Dr. Robert B. Stein as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.8	To re-elect Dr. Nurit Tweezer-Zaks as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve her compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve an additional option grant for non-executive directors, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve an option grant for the Company’s Chief Executive Officer, Ms. Dikla Czaczkes Akselbrad, as set forth in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To approve an additional milestone-based option grant for the Company’s Chief Executive Officer, Ms. Dikla Czaczkes Akselbrad, as set forth in Proposal No. 5 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To approve the Proposed Compensation Policy, as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.	To approve an acceleration of vesting period for unvested options upon termination of services of Mr. Jacob Harel, as the Company’s chairman of the board of directors, as set forth in Proposal No. 7 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PLEASE NOTE: By signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law 5759-1999) (the “Companies Law”), and have no personal interest in the approval of any of the items that are proposed for approval at the annual and extraordinary general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via Email to Mr. Tal Vilnai, e-mail address: Tal.V@polypid.com .

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Exhibit A

Proposed Compensation Policy

Compensation Policy

PolyPid Ltd.

(the “Company”)

Compensation Policy for Officers and Directors of the Company

Table of Contents

1.	Background		1

2.	Compensation Objectives		2

3.	Compensation policy		3

	3.1.	Officers’ Compensation Package Components	3

	3.2.	Parameters for reviewing compensation terms	3

	3.3.	Ratio between Fixed Compensation and Variable Compensation	4

	3.4.	Base Salary	4

	3.5.	Benefits and Perquisites	5

	3.6.	Cash Bonus	5

	3.7.	A lump sum sign up bonus	8

	3.8.	Equity based Compensation	8

	3.9.	Retirement and termination of service arrangements	9

	3.10.	Intra-Company Compensation Ratio	9

	3.11.	Non-Executive Directors’ and Chairman Compensation	9

	3.12.	Insurance, Indemnification and Release	10

	3.13.	Immaterial change in terms of employment	10

i

1.	Background

Amendment No. 20 to the Israeli Companies Law, 5759-1999 (the “Companies Law”) was enacted on December 12, 2012. This amendment mandates the adoption of a compensation policy for Officers and Directors in publicly traded companies, and defines a special procedure for authorizing employment terms for Officers (as defined below).

The purpose of the Compensation Policy is to describe PolyPid’s overall compensation strategy for Officers and Directors and to provide guidelines for setting compensation of its Officers and Directors.

The Compensation Policy is a multi-year policy which initially shall be in effect for a period of five years from the date that the Company becomes a public company, and thereafter will need to be approved by the Company’s shareholders every three years.

The Compensation Committee and the Board of Directors (the “Board” or “Board of Directors”) shall review the Compensation Policy from time to time, as required by the Companies Law. The Compensation Policy shall be brought for reconsideration as required by the Companies Law.

For purposes of this Policy, “Officers” shall mean “office holders” as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, PolyPid non-executive directors or Chairman (the “Directors”).

This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Officers or Directors as such may exist prior to the approval of this Compensation Policy.

Nothing in this Compensation Policy shall obligate the Company to grant any particular type or amount of compensation to any Officer, unless expressly stated otherwise, nor shall it derogate from approval procedures mandated by the Companies Law.

Any amendment to this Compensation Policy shall require the approvals as set forth in the Companies Law.

2.	Compensation Objectives

Strong and effective leadership is fundamental to PolyPid’s continued growth and success. This requires the ability to attract, retain, reward and motivate highly skilled officers in international, competitive labor markets.

The Compensation Policy is intended to align between the need to incentivize officers to succeed in achieving the Company’s Objectives and their assigned goals and the need to assure that the compensation structure meets PolyPid’s interests and its overall strategic and financial objectives.

In support of this goal, the compensation elements granted to PolyPid’s Officers are designed to meet the following objectives:

●	Improve business results and strategy implementation, and support the Company’s work-plans, from a long-term perspective.

●	Create a clear correlation between Officers’ compensation, overall Company performance and the individual performance.

●	Align Officers’ interests with those of the Company and its stakeholders (customers, employees, partners, environment, shareholders etc.) and incentivize Officers to create long- term economic value for the Company.

●	Consider the ratio between the Officer’s employment terms and the salary of other Company employees and contractors, and in particular the ratio between the average salary and the median salary of such employees and the effect of differences between such on work relations in the Company (for purposes of this section “contractors” and “salary”- as defined in the Companies Law).

●	Create fair and reasonable incentives, considering the Company’s size, characteristics and type of activity.

●	Create appropriate incentives taking into account; inter alia, the Company’s risk management policy.

●	Create the right balance (a) between fixed and variable compensation components; and (b) between short-term and long-term results, so as to ensure sustained business performance over time.

3.	Compensation Policy

3.1.	Officers’ Compensation Package Components

Officers’ compensation packages will generally (but is not limited to) be comprised of the following elements:

3.1.1.	Fixed Compensation

a.	Base Salary – a fixed monetary compensation paid on monthly basis or other periodical basis as customary in the place of employment, excluding any social benefits and related benefits, and in respect to compensation paid as consultancy fee or equivalent (to a non-employee Officer) – the monthly gross consultation fees, excluding VAT (if applicable).

b.	Benefits and Perquisites – benefits designed to supplement cash compensation, based on market practice for comparable positions and as prescribed by any local law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, laptop, meals at the workplace, gifts on public holidays, etc.

3.1.2.	Variable Compensation

a.	Cash Bonus (Short and Medium-Term Incentive) – variable monetary bonus paid annually, based on results and achievement of targets. The Company may also determine that a certain Officer will be paid discretionary annual/one-time/special bonuses, considering his/her contribution to the Company and the restrictions placed under this policy..

b.	Equity based Compensation (Long Term Incentive) – variable equity-based compensation designed to retain Officers, align Officers’ and shareholders’ interests and incentivize achievement of long term goals (subject to the existence of valid long-term compensation plans and provided that the Company decides to award such compensation).

c.	Termination Payments – retirement, adjustments, and termination of service arrangements.

The “mix” of the elements that will be provided to each Officer will be structured in order to support the Company’s philosophy of compensating Officers for Company and individual performance and aligning their interests with stakeholders’ interests, while recognizing that the mix may vary from period to period and from Officer to Officer.

3.2.	Parameters for reviewing compensation terms

Generally, some or all of the following parameters will be considered when reviewing the compensation terms of an Officer:

3.2.1	Education, skills, expertise, tenure (specifically in the Company and in the Officer’s field of expertise in general), professional experience and achievements of the Officer;

3.2.2	The role of the Officer, his/her areas of responsibility and his/her employment or services terms under previous signed employment/service agreements;

3.2.3	The Officer’s contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability.

3.2.4	The extent of responsibility delegated to the Officer.

3.2.5	The Company’s need to recruit or retain an Officer with unique skills, knowledge, or expertise.

3.2.6	Whether a material change has been made to the role or function of the Officer, or to the Company’s requirements from the Officer.

3.2.7	The size of the Company and the nature of its activities.

3.2.8	As to service and employment terms that include retirement grants – the term of service or employment of the Officer, the Officer’s terms of service and employment over the relevant period, the Company’s performances in the said period, the Officer’s contribution to the achievement of the Company’s goals and the circumstances of the Officer retirement.

3.2.9	(a) The market conditions of the industry in which the Company operates at any relevant time, including the Officer’s base salary or consultation fee compared to the salaries or consultation fees of other office holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity; (b) the availability of suitable candidates that can serve as Officers in the Company, the recruitment and retainment of the Officers and the need to offer an attractive compensation package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities.

3.2.10	The ratio between the cost of the terms of office and engagement of the Officer and the total cost of salary of other employees of the Company, and specifically the average and median total cost of salary of other employees of the Company, and the effect of such differences on the employment environment in the Company.

3.3.	Ratio between Fixed Compensation and Variable Compensation

Notwithstanding the foregoing, the maximum value of the variable compensation components (excluding the termination payments, Special Bonus and Lump sum sign up bonus) shall be up to 450% of each Officer’s total fixed compensation as specified in section 3.1.1., on an annual basis.

3.4.	Base Salary

Base salary is a fixed compensation element which provides compensation to an Officer for performance of his or her standard duties and responsibilities taking into account the parameters described in section 3.2 above (the “Base Salary”).

The Base Salary for newly hired Officers will be set taking the following considerations into account:

●	Role and business responsibilities.

●	Professional experience, education, expertise and qualifications.

●	Previous compensation paid to the Officer.

●	Internal comparison: (a) Base Salary and the total compensation package of comparable PolyPid Officers; (b) The ratio between the Officer’s compensation package and the salaries of the Company’s other employees and specifically the median and average salaries and the effect of such ratio on work relations in the Company.

Payroll review

When deciding on increasing an Officer’s Base Salary, the following considerations, in addition to the abovementioned, shall be applied: Changes to the Officer’s scope of responsibilities and business challenges, the need to retain the Officer, inflation since the last Base Salary update and updated market rate.

Adjustments to Base Salary may be periodically reviewed, considered and approved in accordance with the law. Such review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion.

3.5.	Benefits and perquisites

The following benefits and perquisites may be granted to the Officers in order, among other things, to comply with legal requirements:

●	Pension and savings – subject to applicable law and common practices, Officers can choose between any combinations of executive insurance and a pension fund.

●	Disability insurance – the Company may purchase disability insurance, as allowed by applicable law and/or is common in the applicable employment place.

●	Provident (Educational) fund – Officers are entitled to a providence fund provision at the expense of the Company at a rate of 7.5% of the monthly salary (or the maximum amount allowed under applicable law (as the Company may determine).

●	Convalescence pay - Officers are entitled to convalescence pay according to applicable law and/or common practices.

●	Vacation – Officers are entitled to annual vacation days pursuant to their employment agreement, up to a cap of 28 days per annum. The vacation days can be accumulated and carried over subject to applicable law, rules and regulations.

●	Sick Days – Officers will be entitled to paid sick days (officers’ or their immediate family members) in accordance with law. However, the Company may cover sick days from the first day up to the officers’ overall annual sick day balance regardless of whether the sick day is for themselves or their immediate family members.

●	Relocation package - in the event of relocation of an Officer to another geography, the benefits provided will include customary benefits associated with such relocation (such as reimbursement of travel for officers and their family, housing and shipping allowances, healthcare and children’s education) all as shall be determined in accordance with PolyPid’s policies and procedures or per customary market practice.

PolyPid may offer additional benefits and perquisites to the Officers, which will be comparable to customary market practices, such as, but not limited to: company car benefits (including coverage or related tax expenses); company cellular phone (including coverage or related tax expenses); complementary health insurance; medical check-ups; meals; etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with PolyPid’s policies and procedures.

Non-Israeli Officers may receive similar, comparable or customary benefits and perquisites as applicable in the jurisdiction in which they are employed.

The compensation derived from the benefits and perquisites set forth in this Section 3.5 shall not be deemed part of the Maximum Monthly Base Salary and shall be added thereto.

3.6.	Cash Bonus

PolyPid’s short term incentive scheme will be based on a variable monetary bonus paid annually, designed to reward Officers based on the Company and/or their individually defined results (the “Bonus”).

During the first calendar quarter of each calendar year (or for new hired Officers during each calendar year, no more than three months following his/her employment), the Compensation Committee and the Board will determine the following for each Officer as well as the formula for calculating the bonus payment at the end of the year:

Maximum Bonus (cap): The maximum bonus is the maximum amount an Officer will be entitled to receive upon overachievement. The maximum bonus of each Officer shall not exceed the amount of 9 monthly base salaries, or with respect to the Chief Executive Officer, 12 monthly base salaries.

Objectives: The Company Objectives and Individual Objectives will be determined based on pre-defined measurable and quantified considerations.

The Bonus may include (but is not limited to) any one or more of the following criteria:

●	Financial objectives such as: Revenue, EBITDA, Cash balance, Net profit or outperforming budget objectives

●	Business development objectives such as: new corporate partnerships, project and product acquisitions, licensing agreements, achievement of milestones with partners / licensees, receipt of funds from partners / licensees.

●	Funding objectives such as: private fund raising, public fund raising, receipt of research / development grants, achieving of certain target valuations.

●	Regulatory objectives such as: receipt of clinical study approvals, receipt of product marketing approvals, approval of reimbursement schemes, successful patient recruitment to studies etc.

●	Marketing objectives such as: set up of a sales force, achieving certain sales targets.

●	Intellectual property objectives such as: submission / grant of new patents.

●	R&D objectives such as: attainment of certain prototypes, scientific breakthroughs, succeeding in technology evaluations with partners etc.

●	Operational objectives such as: attainment of operational excellence criteria in purchasing, manufacturing, quality, yields, on-time delivery, ramp-ups and ramp- downs etc.

Both Company Objectives and Individual Objectives may combine quantitative and qualitative goals, provided that, there is a clear and measurable index for each goal.

The Board may set targets for a period of more than one year, in which case either: (a) the Officer will be entitled to the bonus (per each year included in such multi-year period) only upon achieving such targets at the end of such period; or (b) the Officer shall be entitled to a relative portion/milestone of such bonus, according to the estimated progress to date, in each case, as determined in advance.

Discretionary Component: The bonus may include a discretionary component of up to 20% of the Officer’s annual cash target Bonus and with respect to the CEO up to 30% of the CEO’s annual cash target Bonus but not more than 3 monthly salaries (without the need of shareholders’ approval), based on the evaluation of such Officer’s supervisors, or the Board of Directors in the case of the CEO.

Discretionary bonuses must be supported by rationale clearly articulating the individual contributions or circumstances warranting additional compensation beyond predetermined metrics.

Thresholds: Subject to the last paragraph below, the Compensation Committee and the Board may, with respect to any period or Officer, determine one or more thresholds for the payment of the annual cash bonus or any components thereof, in such manner that if the threshold is not achieved, the annual cash bonus or the particular component thereof, with respect to which the threshold was not achieved, will not be paid.

The Compensation Committee and the Board of Directors alone may decide to change the measurable targets applicable to an Officer at any time during the year, if the change is for the best interest of the Company and for special circumstances (for example: change of job description, regulatory changes, other material events), that the Compensation Committee and Board of Directors believes that justify making such change (including retroactive change).

Notwithstanding the foregoing, subject to any applicable law, the Company’s Compensation Committee and Board of Directors shall be entitled to approve payment of Bonus based on all or some of the measurable targets and/or of discretionary bonus, on an annual, quarterly, monthly, or otherwise basis.

The Board may determine to pay the Bonus (in whole or partially) by equity.

3.6.1 Clawback Recoupment Policy

The Company may seek reimbursement of all, or a portion of any compensation paid to an Officer based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated. In any such event, the Company will seek reimbursement from the Officers to the extent such Officers would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements. The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time in accordance with a recoupment policy adopted from time to time by the Compensation Committee or the Board. Any recoupment under this Section 3.6.1 may be in addition to (and not limited by) any other remedies or rights of recoupment available to the Company pursuant to the terms of any similar policy or under any applicable law.

Reduction of Bonus: The Board of Directors according to its professional experience and the circumstances may reduce the Bonus, at its sole discretion prior to the Bonus payment.

The Compensation Committee and the Board may determine that with respect to any specific year, all or any particular Officer or Officers shall not be entitled to a Bonus or that the payment of bonus will be delayed.

3.6.2. Cash Bonus for Vice Presidents (VPs) (Officers subordinate to the CEO)

Notwithstanding the aforesaid in this Section 3.6 , if the Company has so determined in the framework of an annual bonus plan, the Company may grant its VPs an annual bonus that is not based, in whole or in part, upon measurable criteria. Such annual bonus (or part thereof) shall be determined according to this Section 3.6, except that the performance level of each such VP may not be determined pursuant to qualitative measurements but rather on non-measurable evaluation of such VPs performance.

3.6.3. Neutralization of one-off events

As part of the calculation of the eligibility to Cash Bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Compensation Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

3.6.4. One-Time Bonus: In addition to the Cash Bonus, the Compensation Committee and the Board of Directors may elect upon the recommendation of the Chief Executive Officer (or the Chairman in the case of a bonus payable to the Chief Executive Officer) to pay certain Officers (including Directors, subject to other approvals required under applicable law) a one-time bonus in recognition for their special contribution to key transactions and events in the company’s lifecycle, such as (but not limited to) M&A, consummation of a merger, or sale or assignment by the Company of all or substantially all of the issued and outstanding shares of the Company and/or all or substantially all of the Company’s assets, public financing, achievement of major corporate goal in R&D, sales, strategic alliances, operations etc.

Such One-Time Bonus shall not exceed the amount of six (6) monthly salaries for each Officer.

An approval of a One-Time Bonus to the CEO which is not a controlling shareholder, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of all of the discretionary bonuses paid to the CEO in the relevant year does not exceed three (3) monthly salaries.

3.7.	A lump sum sign up bonus

All Officers, excluding Non-Employee directors, may be incentivized through lump sum sign up cash bonuses, designed to attract skilled and experienced executives in a competitive industry environment. The lump sum sign-up bonus shall not exceed NIS 250,000 for Israeli based officers and 100,000$ for non-Israel based officers and shall not be calculated as part of the Base salary and/or Cash Bonus compensation.

3.8.	Equity based compensation

PolyPid’s long term incentive is variable equity-based compensation, designed to retain Officers, align Officers and shareholders’ interests and incentivize achievement of long-term goals.

The Company shall be entitled to grant to Officers (including Employee and Directors) Stock Options, Restricted Stocks, Restricted Stock Units (if applicable) or any other equity-based compensation.

General guidelines for the grant of Stock Options (“Options”):

●	The Options shall be granted from time to time and be individually determined and awarded according to the performance, skills, qualifications, experience, role and the personal responsibilities of the Officer.

●	Vesting schedule - the Options will vest and become fully exercisable over a period of at least 2 years. Vesting schedule may be quarterly, annually, bi-annually, or any other schedule as will appear in the specific grant documentation signed by the Company and the optionee.

●	Exercise price – the exercise price shall be the closing price of the shares on the day before the grant date or the average closing price of the shares in the 30 trading days prior to the grant date, as will be determined by the Compensation Committee and the Board of Directors.

●	Expiry date - this period shall not exceed 10 years from the date of the issuance.

●	Cap on the annual value of the Options - the fair market value (according to acceptable valuation practices at the time of grant) of options so granted, as at grant date, shall not exceed the amount of 350% of the total annual fixed compensation as specified in section 3.1.1., for each Officer per year of vesting, on a linear basis. For the purpose of this section, “grant date” shall mean the date in which the company’s Board approved the grant.

●	Acceleration and other terms – The Company shall have the discretion to provide, generally or for specific Officers, for the accelerated vesting of equity-based awards. The Company shall provide acceleration terms upon a change of control of the Company (as will be defined by the Compensation Committee and the Board) or upon termination of service or employment of the Officer, and may extend the exercise period of equity-based awards beyond those generally applicable pursuant to the relevant plan, provided such extension does not extend beyond ten years from the date of grant.

Any other terms of the equity-based compensation will be determined by the Compensation Committee and the Board of Directors, in accordance with the Company’s equity compensation policies and programs in place from time to time, subject to any applicable law.

Repricing and exchange equity-based compensation: With approval of the Compensation Committee and the Board of Directors, the Company may decide to replace existing Options with RSUs or existing Options with other Options, in different quantities of RSUs and/or Options as well as with different vesting periods and/or exercise price.

3.9.	Retirement and termination of service arrangements

Advance notice

Pursuant to the Officer’s employment agreement, he or she shall be entitled to an advance notice prior to termination for a period of up to six (6) months (the “Notice Period”).

During the Notice Period, the Officer is required to keep performing his or her duties pursuant to his or her agreement with the Company, unless the compensation committee has released the Officer from such obligation.

During the Notice Period, Officers will be entitled to full payment of compensation.

Adjustment period

Officers may receive an additional transition period during which the Officer will be entitled to up to an additional eight (8) months of continued Base Salary, benefits and perquisites beyond the Advance Notice period described above.

When determining such payments, the Compensation Committee and the Board will generally consider, inter alia, the term of service or employment, Company performance during such term, the contribution of the Officer to the achievement of the Company’s goals, the circumstances of termination and the Officer’s compensation during the term of service or employment.

Officers may receive an adjustment period only if they work in the Company for at least two (2) years.

Adjustment period may be materialized by continued employee-employer relations or by a payment of lump sum equal to the economic value of base salary, benefits and perquisites for the number of adjustment months approved for the specific officer.

3.10.	Intra-Company Compensation Ratio

In the process of composing this policy, the Committee and the Board examined, among other things, the ratio between overall compensation of Officers and the average and median compensation of other employees in Israel, as well as the possible ramifications of such ratio on the work environment in PolyPid, in order to ensure that levels of Officer compensation will not have a negative impact on the positive work relations in PolyPid.

The possible ramifications of the ratio in the work environment will continue to be examined from time to time in order to ensure that levels of Officer’s compensation, as compared to that for the other employees, will not have a negative impact on work relations in PolyPid.

3.11.	Non-Executive Directors’ and Chairman Compensation

(a) The following table indicates the non-executive directors and Chairman maximum annual cash compensation:

Position	Board		Audit Committee		Compensation, Nominating and Corporate Governance Committee
Chairman	US$	60,000	US$	15,000	US$	10,000
Director/Member	US$	40,000	US$	7,500	US$	5,000

(b)	Equity-based plan for non-executive directors and Chairman- Each newly appointed director will be granted an option to purchase up to such number of Ordinary Shares (“Ordinary Shares”) in an annual value of $50,000 utilizing any reasonable, best practice or commonly accepted equity-based compensation valuation model, at an exercise price per share equal to the closing price. The shares subject to each such stock option will vest in equal quarterly installments for 16 quarters, subject to the director’s continuous service through such vesting dates. A grant in excess of such initial grant may be applied as an inducement for prospective or existing Directors, including the Chairman of the Company, in cases where the Board deems it appropriate in order to advance the interest of the Company.

On the date of each annual shareholders meeting of the Company, each director who continues to serve as a non- employee member of the Board at such shareholders meeting will be automatically, and without further action by the Board or Compensation Committee, granted an option to purchase such number of Ordinary Shares in an annual value of $40,000 utilizing any reasonable, best practice or commonly accepted equity-based compensation valuation model, at an exercise price equal to the closing price of the Ordinary Shares on the date of grant. The shares subject to each such stock option will vest in equal quarterly installments for 16 quarters, subject to the director’s continuous service through such vesting dates. The Company shall be entitled to engage with a Director as a service provider. In such case, the director may be entitled to an annual compensation of up to $250,000.

(c)	All non-executive directors and the Chairman may be reimbursed for their reasonable expenses (against invoices) incurred in connection with attending meetings of the Board and its committees thereof (including domestic and international travel expenses) and travelling on behalf of the Company, consistent with the Company’s practices and policies.

3.12.	Insurance, Indemnification and Release

The Company will release all current and future Directors and Officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association.

Liability insurance policy

Until otherwise determined, the Company will purchase and periodically renew, at the Company’s expense, insurance coverage in respect of the liability of its current and future Directors and Officers to the maximum extent permitted by law and its Articles of Association, with an annual coverage of up to $100 million with an annual premium: (i) reflecting market terms and not having a substantial effect on the Company’s profitability, assets or obligations; or (ii) in the amount which will not exceed $5,000,000 and will include coverage with respect to any public offering of shares or other securities of the Company.

In addition, such insurance coverage may include “run-off” provisions covering the Directors and Officers liability following termination of service or employment.

Officers and Directors shall be covered by directors’ and Officers’ liability insurance which the Company shall acquire, from time to time, subject to the approval of the Company’s board of directors and shareholders, to the extent required by law.

The Chief Executive Officer, as shall be in office from time to time, and/or any other person designated by him or her, shall have the authority to obtain, renew and keep in force and affect such insurance within the above parameters.

Indemnification and Release

The Company awards, and shall continue to award, indemnification and release undertakings to Directors and Officers as may be from time to time, subject to the approvals required in accordance with the provisions of the Companies Law.

3.13.	Immaterial change in terms of employment

An Immaterial Change in the terms of employment of an Officer, other than the Chief Executive Officer, may be approved by the Chief Executive Officer, and an Immaterial Change in the terms of employment of the Chief Executive Officer, as may be approved by the Board and Compensation Committee, provided that the amended terms of employment are in accordance with this Compensation Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment/services of an Officer within annual total cost to the Company not exceeding an amount equal 20% of the annual compensation (i.e., Fixed Compensation and Variable Compensation) of such Officer.